UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Giant Interactive Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

374511103**

(CUSIP Number)

Yuzhu Shi

12/F, No. 3 Building, 700 Yishan Road

Shanghai, 200233,

People’s Republic of China

(86 21) 3397 9999

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

with a copy to:

Weiheng Chen, Esq.

Zhan Chen, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Unit 1001, 10/F Henley Building

5 Queen’s Road Central

Hong Kong

(852) 3972-4955

July 18, 2014

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374511103
1. Names of Reporting Persons. Yuzhu Shi
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization PRC

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0%
14. Type of Reporting Person (See Instructions)
IN

CUSIP No. 374511103
1. Names of Reporting Persons. Union Sky Holding Group Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0%
14. Type of Reporting Person (See Instructions)
CO

CUSIP No. 374511103
1. Names of Reporting Persons. Vogel Holding Group Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0%
14. Type of Reporting Person (See Instructions)
CO

Introduction

This Amendment No. 7 to Schedule 13D (the “Amendment No. 7”) amends the previous Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “Commission”) on November 26, 2013 with respect to Giant Interactive Group Inc. (the “Company”), as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on December 5, 2013, the Amendment No.2 filed under Schedule 13D/A on March 18, 2014, the Amendment No.3 filed under Schedule 13D/A on April 28, 2014, the Amendment No. 4 filed under Schedule 13D/A on May 14, 2014, the Amendment No. 5 filed under Schedule 13D/A on June 9, 2014 and the Amendment No. 6 filed under Schedule 13D/A on July 3, 2014 (the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings assigned thereto in the Original Schedule 13D unless defined herein.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by adding the following at the end thereof:

On July 14, 2014, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m. (Hong Kong time), at the offices of O’Melveny & Myers, 31st Floor, AIA Central, 1 Connaught Road Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and the proposal to authorize the directors to do all things necessary to give effect to the Merger Agreement.

On July 18, 2014, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of July 18, 2014, pursuant to which the Merger became effective on July 18, 2014.

At the effective time of the Merger, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger was cancelled and converted into the right to receive US$12.00, and because each of the ADSs represents one Ordinary Share, each issued and outstanding ADS immediately prior to the effective time of the Merger was cancelled and represents the right to surrender such ADS in exchange for US$12.00 (less US$0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of November 6, 2007, among the Company, Citibank, N.A., in its capacity as the ADS depositary, and the holders and beneficial owners of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes. Notwithstanding the foregoing, the following Ordinary Shares (including such Ordinary Shares represented by ADSs) were cancelled at the effective time of the Merger but were not converted into the right to receive the consideration described in the immediately preceding sentence: (a) 58,224,305 Ordinary Shares held by Union Sky, 11,800,000 Ordinary Shares held by Baring SPV and the Ordinary Shares held by Parent, the Company or any of their subsidiaries immediately prior to the effective time of the Merger, which were cancelled without payment of any consideration or distribution therefor; and (b) 37,500,000 Ordinary Shares held by Union Sky immediately prior to the effective time of the Merger, which were cancelled in exchange for Union Sky’s right to receive a promissory note to be issued by the Company as the surviving company in the Merger in principal amount of US$450,000,000, which is equal to the product of (i) 37,500,000 and (ii) US$12.00, which note bears simple interest at 2.0% per annum.

In addition to the foregoing, at the effective time of the Merger, (i) each option to purchase Ordinary Shares granted under the Company’s 2007 Performance Incentive Plan and the Employee Share Option Scheme (collectively, the “Share Incentive Plans”) that was issued and outstanding immediately prior to the effective time of the Merger, whether vested or unvested, was cancelled and converted into the right to receive, as soon as practicable after the effective time of the Merger (and in any event no more than five business days after the effective time of the Merger), an amount equal to the product of the total number of Ordinary Shares issuable under such option immediately prior to the effective time of the Merger multiplied by the excess of US$12.00 over the exercise price payable per Ordinary Share under such option, in cash, without interest and net of any applicable withholding taxes, and (ii) each restricted share awarded under the Share Incentive Plans that was issued and outstanding (and with respect to which the restrictions had not lapsed) immediately prior to the effective time of the Merger was cancelled and converted into the right to receive, as soon as practicable after the effective time of the Merger (and in any event no more than five business days after the effective time of the Merger), an amount equal to US$12.00, in cash, without interest and net of any applicable withholding taxes.

Upon the consummation of the Merger, the Company became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the ADSs ceased to trade on the New York Stock Exchange (the “NYSE”) following the close of trading on July 18, 2014 and became eligible for delisting from the NYSE and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)             As of the date of this Amendment No. 7, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c)        Except as set forth in Item 4 of this Amendment No. 7, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d)        Not applicable.

(e)         July 18, 2014.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated July 21, 2014

Yuzhu Shi

By:	/s/Yuzhu Shi
Name: Yuzhu Shi

Union Sky Holding Group Limited

By:	/s/Yuzhu Shi
Name: Yuzhu Shi
Title: Director

Vogel Holding Group Limited

By:	/s/Yuzhu Shi
Name: Yuzhu Shi
Title: Director